Exhibit 99.1

DHT Holdings, Inc. First Quarter 2019 Results

HAMILTON, BERMUDA, May 8, 2019 – DHT Holdings, Inc. (NYSE:DHT) (“DHT” or the “Company”) today announced:

FINANCIAL AND OPERATIONAL HIGHLIGHTS:

USD mill. (except per share)	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018	2018	2017
Adjusted Net Revenue[1]	85.8	85.2	48.2	34.4	46.2	214.8	241.8
Adjusted EBITDA[2]	64.2	61.3	25.1	12.7	24.0	123.2	152.1
Net Income/(Loss)	17.7	12.0	(21.5) [3]	(28.2)	(9.2)	(46.9)[3]	6.6[3]
EPS – basic	0.12	0.08	(0.15)	(0.20)	(0.06)	(0.33)	0.05
EPS – diluted[4]	0.12	0.08	(0.15)	(0.20)	(0.06)	(0.33)	0.05
Interest Bearing Debt	918.9	967.3	935.1	856.0	764.4	967.3	786.2
Cash	69.3	94.9	86.6	76.9	69.8	94.9	77.3
Dividend[5]	0.08	0.05	0.02	0.02	0.02	0.11	0.14
Spot Exposure[6]	83.5%	78.8%	72.0%	70.4%	70.7%	73.2%	66.4%
Unscheduled off hire[6]	0.5%	0.1%	0.1%	0.0%	0.1%	0.1%	0.2%
Scheduled off hire[6]	0.0%	3.0%	0.0%	0.0%	0.7%	1.0%	2.0%

QUARTERLY HIGHLIGHTS:

●
Adjusted EBITDA for the quarter of $64.2 million. Net income for the quarter of $17.7 million or $0.12 per basic share. Adjusted for a non-cash change in fair value related to interest rate derivatives of $4.4 million, net income would be $22.1 million, equivalent to $0.16 per basic share.

●
The Company’s VLCCs achieved time charter equivalent earnings of $35,500 per day in the first quarter of 2019 of which the Company’s VLCCs on time-charter earned $33,900 per day and the Company’s VLCCs operating in the spot market achieved $35,800 per day.

●	Thus far in the second quarter of 2019, 61% of the available VLCC spot days have been booked at an average rate of $29,800 per day.

●	In March 2019, the Company prepaid $35 million under the Nordea Credit Facility. The prepayment was made under the revolving credit facility tranche and may be re-borrowed.

●
For the first quarter of 2019, the Company will return $14.6 million to shareholders equal to 66% of net income adjusted for a non-cash change in fair value related to interest rate derivatives of $4.4 million. The return of capital is comprised of $3.2 million in the form of share buyback (725,298 shares at an average price of $4.47 per share) and $11.4 million in the form of a cash dividend. The cash dividend of $0.08 per share is payable on May 28, 2019 to shareholders of record as of May 21, 2019.

●
As of May 8, 2019 DHT has a fleet of 27 VLCCs. The total dwt of the fleet is 8,360,850. For more details on the fleet, please refer to our web site: http://dhtankers.com/index.php?name=About_DHT%2FFleet.html.

Footnotes:
1Shipping Revenues net of voyage expenses.
2 Shipping Revenues net of voyage expenses, vessel operating expenses and general and administrative expenses.
3Q3 2018 includes a non-cash impairment charge of $3.5 million related to the sale of DHT Cathy and DHT Sophie, 2018 includes impairment charge of $3.5 million related to the sale of DHT Cathy and DHT Sophie and 2017 includes impairment charges of $8.5 million and net loss of $3.5 million related to sale of vessels.
4Diluted shares include the dilutive effect of the convertible senior notes and restricted shares granted to management and members of the board of directors.
5Per common share.
6As % of total operating days in period.

FIRST QUARTER 2019 FINANCIALS

Shipping revenues for the first quarter of 2019 of $132.3 million compared to shipping revenues of $79.9 million in the first quarter of 2018. The change from the 2018 period to the 2019 period was due to higher tanker rates in addition to an increase in the fleet.

Voyage expenses for the first quarter of 2019 were $46.5 million, compared to voyage expenses of $33.7 million in the first quarter of 2018. The increase was mainly due to higher bunker cost in the 2019 period, an increase in the fleet and more vessels operating in the spot market.

The Company’s VLCCs achieved time charter equivalent earnings for the vessels operating in the spot market of $35,800 per day in the first quarter of 2019.

Vessel operating expenses for the first quarter of 2019 were $17.9 million, compared to $17.2 million in the first quarter of 2018.

Depreciation and amortization, including depreciation of capitalized survey expenses, was $27.6 million for the first quarter of 2019, compared to $23.7 million in the first quarter of 2018.

General & administrative expense (“G&A”) for the first quarter of 2019 was $3.7 million, consisting of $3.4 million cash and $0.3 million non-cash charges, compared to $5.0 million in the first quarter of 2018, consisting of $3.8 million cash and $1.2 million non-cash charges. Non-cash G&A includes accrual for social security tax.

Net financial expenses for the first quarter of 2019 were $18.9 million compared to $9.5 million in the first quarter of 2018. The increase was due to increased borrowings in connection with an increase in the fleet and higher LIBOR in addition to a non-cash finance expense of $4.4 million related to interest rate derivatives.

The Company had net income in the first quarter of 2019 of $17.7 million, or $0.12 per basic share and $0.12 per diluted share, compared to net loss in the first quarter of 2018 of $9.2 million, or loss of $0.06 per basic share and $0.06 per diluted share.

Net cash provided by operating activities for the first quarter of 2019 was $36.7 million compared to net cash provided by operating activities of $17.4 million for the first quarter of 2018. The increase is mainly due to net income of $17.7 million in the first quarter 2019 compared to net loss of $9.2 million in the first quarter 2018.

Net cash used in investing activities was $1.5 million in the first quarter of 2019 related to investment in vessels. Net cash provided by investing activities was $1.5 million in the first quarter of 2018 comprising $20.7 million related to sale of vessel offset by $17.5 million related to investment in vessels under construction and $1.7 million related to vessel undergoing special survey and drydocking.

Net cash used in financing activities for the first quarter of 2019 was $60.8 million comprising $35.0 million related to prepayment of long-term debt, $15.4 million related to scheduled repayment of long-term debt, $3.2 million related to repurchase of shares and $7.1 million related to cash dividend paid. Net cash used in financing activities for the first quarter of 2018 was $26.4 million comprising $14.8 million related to scheduled repayment of long-term debt, $8.7 million related to repayment of long term debt in connection with sale of vessels and $2.9 million related to cash dividend paid.

As of March 31, 2019, our cash balance was $69.3 million, compared to $94.9 million as of December 31, 2018.

We declared a cash dividend of $0.08 per common share for the first quarter of 2019 payable on May 28, 2019 for shareholders of record as of May 21, 2019.

We monitor our covenant compliance on an ongoing basis. As of the date of our most recent compliance certificates submitted for the first quarter of 2019, we are in compliance with our financial covenants.

As of March 31, 2019, we had 142,000,000 shares of our common stock outstanding compared to 142,700,046 as of December 31, 2018.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

USD in thousands except per share	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018	2018	2017
Reconciliation of Adjusted Net Revenue

Shipping revenues	132,305	138,620	90,177	67,233	79,911	375,941	355,052
Voyage expenses	(46,492)	(53,389)	(41,983)	(32,798)	(33,721)	(161,891)	(113,301)
Adjusted Net Revenue	85,812	85,231	48,194	34,435	46,191	214,050	241,751

Reconciliation of Adjusted EBITDA

Net income/(loss) after tax	17,723	11,983	(21,475)	(28,222)	(9,213)	(46,927)	6,602
Income tax expense/(income)	36	(16)	40	40	18	83	131
Other financial (income)/expenses	378	579	3,850	606	(92)	4,943	(443)
Fair value (gain)/loss on derivative financial instruments	4,364	6,222	(486)	(187)	(359)	5,191	(2,154)
Interest expense	14,548	14,784	13,300	15,883	10,244	54,211	40,109
Interest income	(163)	(120)	(73)	(80)	(71)	(345)	(140)
Share of profit from associated companies	(265)	(217)	(189)	(194)	(258)	(858)	(802)
(Profit)/loss, sale of vessel	-	(122)	-	-	46	(75)	3,540
Impairment charges	-	-	3,500	-	-	3,500	8,540
Depreciation and amortization	27,552	28,251	26,682	24,869	23,674	103,476	96,758
Adjusted EBITDA	64,172	61,343	25,149	12,716	23,990	123,198	152,141

EARNINGS CONFERENCE CALL AND WEBCAST INFORMATION
The company will host a conference call and webcast which will include a slide presentation at 8:00 a.m. EST/14:00 CET on Thursday May 9, 2019 to discuss the results for the quarter.

All shareholders and other interested parties are invited to join the conference call, which may be accessed by calling 1 631 510 7495 within the United States, 23 96 02 64 within Norway and +44 (0) 207 192 8000 for international callers. The passcode is “DHT” or “5635269”.

The webcast which will include a slide presentation will be available on the following link:
https://edge.media-server.com/m6/p/stfv94et and can also be accessed in the Investor Relations section on DHT’s website at http://www.dhtankers.com.

An audio replay of the conference call will be available through May 16, 2019.
To access the replay, dial 1 917 677 7532 within the United States, 21 03 42 35 within Norway or +44 (0) 333 300 9785 for international callers and enter “5635269” as the pass code.

ABOUT DHT HOLDINGS, INC.

DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC segment. We operate through our integrated management companies in Singapore and Oslo, Norway. You shall recognize us by our business approach with an experienced organization with focus on first rate operations and customer service, quality ships built at quality shipyards, prudent capital structure with robust cash break even levels to accommodate staying power through the business cycles, a combination of market exposure and fixed income contracts for our fleet and a transparent corporate structure maintaining a high level of integrity and good governance.  For further information: www.dhtankers.com.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements and information relating to the Company that are based on beliefs of the Company’s management as well as assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding dividends (including our dividend plans, timing and the amount and growth of any dividends), daily charter rates, vessel utilization, the future number of newbuilding deliveries, oil prices and seasonal fluctuations in vessel supply and demand. When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements reflect the Company’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  These forward-looking statements represent the Company’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results.  For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 28, 2019.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company’s actual results could differ materially from those anticipated in these forward-looking statements.

CONTACT:
Laila C. Halvorsen, CFO
Phone: +1 441 299 4981 and +47 984 39 935
E-mail:_Ich@dhtankers.com

DHT HOLDINGS, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2019

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)
($ in thousands)

	Note	March 31, 2019	December 31, 2018
ASSETS
Current assets
Cash and cash equivalents		$69,293	94,944
Accounts receivable and accrued revenues		66,286	60,196
Capitalized voyage expenses		4,090	1,633
Prepaid expenses		10,466	4,338
Bunkers, lube oils and consumables		33,471	32,212
Total current assets		$183,606	193,323

Non-current assets
Vessels and time charter contracts	5	$1,638,323	1,665,810
Other property, plant and equipment	2	1,732	335
Investment in associated company		4,667	4,388
Total non-current assets		$1,644,722	1,670,533

TOTAL ASSETS		$1,828,328	1,863,856

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses		$27,751	28,634
Derivative financial liabilities	4	2,326	1,250
Current portion long-term debt	4	94,149	93,815
Other non-current liabilities	2	281	–
Total current liabilities		$124,507	123,699

Non-current liabilities
Long-term debt	4	824,737	873,460
Derivative financial liabilities	4	7,774	4,486
Other non-current liabilities	2	$1,747	542
Total non-current liabilities		$834,259	878,489

TOTAL LIABILITIES		$958,766	1,002,188

Stockholders’ equity
Stock	6	$1,420	1,427
Additional paid-in capital	6	1,142,496	1,145,107
Treasury shares	7	–	(1,364)
Accumulated deficit		(274,792)	(285,383)
Translation differences		46	32
Other reserves		392	1,848
Total stockholders’ equity		$869,562	861,668

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$1,828,328	1,863,856

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)
($ in thousands except per share amounts)

	Note	Q1 2019 Jan. 1 - Mar. 31, 2019	Q1 2018 Jan. 1 - Mar. 31, 2018
Shipping revenues		$132,305	79,911

Operating expenses
Voyage expenses		(46,492)	(33,721)
Vessel operating expenses		(17,920)	(17,238)
Depreciation and amortization	5	$(27,552)	(23,674)
Profit /( loss), sale of vessel		–	(46)
General and administrative expense		(3,720)	(4,963)
Total operating expenses		$(95,684)	(79,642)

Operating income/(loss)		$36,620	270

Share of profit from associated companies		265	258
Interest income		163	71
Interest expense		(14,548)	(10,244)
Fair value gain/(loss) on derivative financial instruments		(4,364)	359
Other financial income/(expenses)		(378)	92
Profit/(loss) before tax		$17,758	(9,195)

Income tax expense		(36)	(18)
Net income/(loss) after tax		$17,723	(9,213)
Attributable to the owners of parent		$17,723	(9,213)

Basic net income/(loss) per share		0.12	(0.06)
Diluted net income/(loss) per share		0.12	(0.06)

Weighted average number of shares (basic)		142,487,300	143,044,483
Weighted average number of shares (diluted)		142,490,452	143,044,483

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)
($ in thousands except per share amounts)

	Note	Q1 2019 Jan. 1 - Mar. 31, 2019	Q1 2018 Jan. 1 - Mar. 31, 2018
Profit/(loss) for the period		$17,723	(9,213)

Other comprehensive income:
Items that will not be reclassified to income statement:
Remeasurement of defined benefit obligation (loss)		–	–
Total		$–	–
Items that may be reclassified to income statement:
Exchange gain (loss) on translation of foreign currency
lease asset/liability		(0)	–
Exchange gain (loss) on translation of foreign currency
denominated associate		14	44
Total		$14	44

Other comprehensive income		$14	44

Total comprehensive income for the period		$17,737	(9,169)

Attributable to the owners of parent		$17,737	(9,169)

 The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW (UNAUDITED)
($ in thousands)

		Q1 2019	Q1 2018
	Note	Jan. 1 - Mar. 31, 2019	Jan. 1 - Mar. 31, 2018
CASH FLOW FROM OPERATING ACTIVITIES
Net income / (loss)		$17,723	(9,213)

Items included in net income not affecting cash flows		34,194	26,224
Depreciation	5	27,552	23,674
Amortization of debt issuance costs		2,006	1,727
(Profit) / loss, sale of vessel		–	46
Fair value (gain) / loss on derivative financial instruments	4	4,364	(359)
Compensation related to options and restricted stock		538	1,393
Share of profit in associated companies		(265)	(258)
Income adjusted for non-cash items		$51,917	17,011

Changes in operating assets and liabilities		(15,232)	364
Accounts receivable and accrued revenues	8	(6,090)	(511)
Capitalized voyage expenses		(2,457)	597
Prepaid expenses		(6,128)	(2,307)
Accounts payable and accrued expenses		659	907
Bunkers, lube oils and consumables		(1,260)	1,672
Pension liability		43	7
Net cash provided by operating activities		$36,685	17,375

CASH FLOW FROM INVESTING ACTIVITIES
Investment in vessels		(1,500)	(1,715)
Investment in vessels under construction		–	(17,479)
Sale of vessels		–	20,715
Investment in property, plant and equipment		(5)	(69)
Net cash (used in)/provided by investing activities		$(1,505)	1,452

CASH FLOW FROM FINANCING ACTIVITIES
Cash dividends paid	7	(7,132)	(2,871)
Repayment of lease liability		(56)	–
Issuance of long term debt	4	(1)	–
Purchase of treasury shares	7	(3,248)	–
Scheduled repayment of long-term debt	4	(15,394)	(14,824)
Prepayment of long-term debt	4	(35,000)	–
Repayment of long-term debt, sale of vessels	4	–	(8,663)
Net cash used in financing activities		$(60,831)	(26,359)

Net decrease in cash and cash equivalents		(25,651)	(7,531)
Cash and cash equivalents at beginning of period		94,944	77,292
Cash and cash equivalents at end of period		$69,293	69,761

Specification of items included in operating activities:
Interest paid		14,069	6,717
Interest received		163	71

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

SUMMARY CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(UNAUDITED)
($ in thousands except shares)

				Paid-in
				Additional	Treasury	Retained	Translation	Other	Total
	Note	Shares	Stock	Capital	Shares	Earnings	Differences	Reserves	Equity
Balance at January 1, 2018, as previously reported		142,417,407	$1,424	$1,140,794	$-	$(222,087)	$85	$5,676	$925,892
Impact of change in accounting policy						(4,734)			(4,734)
Adjusted balance at January 1, 2018		142,417,407	1,424	1,140,794		(226,821)	85	5,676	921,158
Net income/(loss) after tax						(9,213)			(9,213)
Other comprehensive income						-	44		44
Total comprehensive income						(9,213)	44		(9,169)
Cash dividends declared and paid						(2,871)			(2,871)
Compensation related to options and restricted stock		1,155,136	12	6,211				(4,829)	1,393
Balance at March 31, 2018		143,572,543	$1,436	$1,147,005	$-	$(238,906)	$129	$846	$910,511

Balance at January 1, 2019		142,700,046	$1,427	$1,145,107	$(1,364)	$(285,383)	$32	$1,848	$861,668
Net income/(loss) after tax						17,723			17,723
Other comprehensive income						-	14		14
Total comprehensive income						17,723	14		17,737
Cash dividends declared and paid						(7,132)			(7,132)
Purchase of treasury shares					(3,248)				(3,248)
Retirement of treasury shares		(1,061,241)	(11)	(4,602)	4,612				-
Compensation related to options and restricted stock		361,195	4	1,990				(1,456)	538
Balance at March 31, 2019		142,000,000	$1,420	$1,142,496	$-	$(274,792)	$46	$392	$869,562

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED MARCH 31, 2019

Note 1 – General information
DHT Holdings, Inc. (“DHT” or the “Company”) is a company incorporated under the laws of the Marshall Islands whose shares are listed on the New York Stock Exchange. The Company’s principal executive office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The Company is engaged in the ownership and operation of a fleet of crude oil carriers.

The financial statements were approved by the Company’s Board of Directors (the “Board”) on May 8, 2019 and authorized for issue on May 8, 2019.

Note 2 – General accounting principles
The condensed consolidated interim financial statements do not include all information and disclosure required in the annual financial statements and should be read in conjunction with DHT’s audited consolidated financial statements included in its Annual Report on Form 20-F for 2018. Our interim results are not necessarily indicative of our results for the entire year or for any future periods.

The interim condensed financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).

The interim condensed financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value. The accounting policies that have been followed in these interim condensed financial statements are the same as presented in the 2018 audited consolidated financial statements.

These interim condensed consolidated financial statements have been prepared on a going concern basis.

Application of new and revised International Financial Reporting Standards (“IFRSs”)
New and revised IFRSs, and interpretations mandatory for the first time for the financial year beginning January 1, 2019 are listed below. With the exception of IFRS 16, the adoption did not have any effect on the financial statements:

o	IFRS 16 Leases
o	Amendments to IFRS 9 Prepayment Features with Negative Compensation
o	Amendments to IAS 28 Long-term Interests in Associates and Joint Ventures
o	Annual Improvements to IFRS Standards 2015-2017 Cycle, Amendments to IFRS 3 Business Combinations, IFRS 11 Joint Arrangements, IAS 12 Income Taxes and IAS 23 Borrowing Costs
o	Amendments to IAS 19 Employee Benefits, Plan Amendments, Curtailments or Settlements
o	IFRS 10 Consolidated Financial Statements and IAS 28 (amendments), Sale or Contribution of Assets between an Investor and its Associate or Joint Venture
o	IFRIC 23 Uncertainty over Income Tax Treatments

Adoption of IFRS 16 Leases
Effective from January 1, 2019, we adopted the new accounting standard IFRS 16 Leases using the modified retrospective method. We recognized an initial $1.5 million lease liability and a corresponding right-of-use lease asset to comply with the new lease standard. There was no transition effect on the opening balance of equity, and the comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods. The effects of the change in the accounting standard from IAS 17 Leases to IFRS 16 Leases is described in further detail in DHT’s Annual Report on Form 20-F for 2018.

Amounts recognized in our condensed consolidated statement of financial position as of March 31, 2019 after the adoption of IFRS 16 Leases were as follows:

Amounts recognized in the consolidated statement of financial position
$ in thousands	March 31, 2019
Lease liability (Other non-current liabilities)	1,162
Lease liability (Other current liabilities)	281
Right-of-use asset (Other property, plant and equipment)	1,437

Note 3 – Segment reporting
Since DHT’s business is limited to operating a fleet of crude oil tankers, management has organized the entity as one segment based upon the service provided. Consequently, the Company has one operating segment as defined in IFRS 8, Operating Segments.

As of March 31, 2019, the Company had 27 vessels in operation; 4 vessels were on time charters and 23 vessels operating in the spot market.

Information about major customers:
For the period from January 1, 2019 to March 31, 2019 five customers represented $20.7 million, $20.7 million, $20.0 million, $14.4 million and $8.8 million, respectively, of the Company’s revenues. The five customers in aggregate represented $84.6 million, equal to 64 percent of the total revenue of $132.3 million for the period from January 1, 2019 to March 31, 2019.

For the period from January 1, 2018 to March 31, 2018 five customers represented $11.5 million, $10.8 million, $7.2 million, $6.5 million and $5.8 million, respectively, of the Company’s revenues. The five customers in aggregate represented $41.8 million, equal to 52 percent of the total revenue of $79.9 million for the period from January 1, 2018 to March 31, 2018.

Note 4 – Interest bearing debt
As of March 31, 2019, DHT had interest bearing debt totaling $918.9 million (including the $157.9 million convertible senior notes).

Scheduled debt repayments (USD thousands) and margin above Libor

$ in thousands	Margin above Libor	Q2 2019	Q3-Q4 2019	2020	2021	Thereafter	Total
ABN Amro Credit Facility	2.40%	8,344	16,689	33,378	33,378	369,505	461,294
Credit Agricole Credit Facility	2.19%	1,649	3,299	6,597	6,597	42,925	61,068
Danish Ship Finance Credit Facility	2.25%	1,300	1,300	39,000			41,600
Nordea Credit Facility *	2.40%	5,400	10,800	26,600	21,600	153,683	218,083
ABN Amro Revolving Credit Facility **	2.50%
Convertible Senior Notes			32,860		125,000		157,860
Total		16,694	64,948	105,575	186,575	566,113	939,905
Unamortized upfront fees bank loans							(8,533)
Difference amortized cost/notional amount convertible note							(12,485)
Total interest bearing debt							918,886

*$80.0 mill. undrawn as of March 31, 2019.
**$51.9 mill. available as of March 31, 2019.  Quarterly reduction of $1.8 million.

Refinancing
In April 2018 we entered into a $484 million secured credit facility agreement for the refinancing of 13 of the Company’s VLCCs. The following credit facilities were refinanced: Nordea Samco Credit Facility (DHT Sundarbans, DHT Taiga, DHT Redwood, DHT Hawk, DHT China, DHT Falcon and DHT Condor) $215.2 million, Nordea/DNB Credit Facility (DHT Leopard) $44.4 million, ABN Amro Credit Facility (DHT Lion, DHT Panther and DHT Puma) $118.4 million and the undrawn DNB/Nordea Credit Facility (DHT Bronco and DHT Mustang) $82.5 million. We also entered into an agreement with ABN Amro to increase the Company’s revolving credit facility to $57.3 million from the current availability of $43.4 million. Both credit facilities are described below.

ABN Amro Credit Facility
In April 2018 we entered into a credit facility with ABN Amro, Nordea, Credit Agricole, DNB, ING, Danish Ship Finance, SEB, DVB and Swedbank as lenders and DHT Holdings, Inc. as guarantor for the financing of eleven VLCCs and two newbuildings. Borrowings bear interest at a rate equal to Libor + 2.40% and the loan is repayable in quarterly installments of $8.3 million through Q2 2024 and a final payment of $286.1 with the last installment.

The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
●	Value adjusted* tangible net worth of $300 million
●	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	Unencumbered consolidated cash of at least the higher of (i) $30 million and (ii) 6% of our gross interest bearing debt

* Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Credit Agricole Credit Facility
In June 2015 Samco Gamma Ltd and DHT Tiger Limited entered into a credit agreement with Credit Agricole for the financing of the Samco Scandinavia and the newbuilding DHT Tiger that was delivered in January 2017.  In June 2016 we made a voluntary prepayment of $5.0 million and the financing of the Samco Scandinavia is repayable with 30 quarterly installments of $0.97 million each. The $48.7million financing of DHT Tiger was drawn in 2016 in advance of the delivery of the DHT Tiger which took place in January 2017 and is repayable in quarterly installments of $0.7 million with a final payment of $29.7 in December 2023. The loan bears interest at Libor plus a margin of 2.1875%.  The credit agreement is guaranteed by DHT and contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
●	Value adjusted* tangible net worth of $200 million
●	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	Unencumbered consolidated cash of at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt

* Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Danish Ship Finance Credit Facility
In November 2014 we entered into a credit facility totaling $49.4 million with Danish Ship Finance (“DSF”) as lender and DHT Holdings, Inc. as guarantor for the financing of the VLCC newbuilding DHT Jaguar delivered in Q4 2015.  The full amount of the credit facility was drawn in November 2015.  Borrowings bear interest at a rate equal to Libor + 2.25% and are repayable in 10 semiannual installments of $1.3 million each from May 2016 to November 2020 and a final payment of $36.4 million in November 2020. The credit facility contains a covenant requiring that at all times the charter-free market value of the vessel that secure the credit facility be no less than 130% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
●	Value adjusted* tangible net worth of $300 million
●	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	Unencumbered consolidated cash of at least the higher of (i) $30 million and (ii) 6% of our gross interest bearing debt

* Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Nordea Credit Facility
$204 million of the $300 million credit facility was borrowed during the second quarter of 2017 in connection with delivery of the nine VLCCs in water from BW.  The final $96 million was borrowed in connection with the delivery of the two VLCC newbuildings from DSME in the second quarter of 2018.  The credit facility is guaranteed by DHT Holdings, Inc., borrowings bear interest at a rate equal to Libor + 2.40%. Subsequent to the sale of the DHT Utah and DHT Utik, the delivery of DHT Stallion and DHT Colt in 2018 and the prepayment of $35 million in March 2019, the current outstanding is repayable in quarterly installments of $5.4 million with a final payment of $121.3 million in the second quarter of 2023. The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
●	Value adjusted* tangible net worth of $300 million
●	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	Unencumbered consolidated cash of at least the higher of (i) $30 million and (ii) 6% of our gross interest bearing debt

* Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

In September 2018 we secured commitment to a $50 million scrubber financing structured through an increase of the existing $300 million secured credit facility entered into in the second quarter of 2017. The increased facility bear the same interest rate equal to Libor + 2.40%. As per March 31, 2019, a total of $5.0 million was drawn and $45.0 million is available. The facility will have quarterly installments of $2.5 million commencing second quarter 2020. Other terms and conditions remain unchanged.

ABN Amro Revolving Credit Facility
In November 2016, we entered into a secured five year revolving credit facility with ABN Amro totaling $50.0 million to be used for general corporate purposes, including security repurchases and the acquisition of ships. The financing bears interest at a rate equal to Libor + 2.50%.  In April 2018, we entered into an agreement with ABN Amro to increase the revolving credit facility to $57.3 million with a quarterly reduction of $1.8 million starting July 31, 2018. The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
●	Value adjusted* tangible net worth of $300 million
●	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	Unencumbered consolidated cash of at least the higher of (i) $30 million and (ii) 6% of our gross interest bearing debt

*Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Interest rate swaps
As of March 31, 2019, the Company has nine amortizing interest rate swaps totaling $396.4 million with maturity ranging from the second quarter 2023 to the third quarter 2023. The average fixed interest rate is 2.96%. As of March 31, 2019, the fair value of the derivative financial liability related to the swaps amounted to $10.1 million.

Covenant compliance
As of the date of our most recent compliance certificates submitted to the banks, we are in compliance with our financial covenants.

Note 5 – Vessels
The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels. Historically, both charter rates and vessel values have been cyclical. The carrying amounts of vessels held and used by us are reviewed for potential impairment or reversal of prior impairment charges whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not accurately reflect the recoverable amount of a particular vessel. The Company is of the view that there were no events or changes in circumstances indicating that the carrying amount of a particular vessel may not accurately reflect the recoverable amount of a particular vessel as of March 31, 2019.

Cost of Vessels
$ in thousands
At January 1, 2019	2,071,456
Additions	(42)
Retirement	-
At March 31, 2019	2,071,414

Depreciation, impairment and amortization*
$ in thousands
At January 1, 2019	405,646
Depreciation and amortization	27,445
Impairment charges	-
Retirement	-
At March 31, 2019	433,091

Carrying Amount
$ in thousands
At January 1, 2019	1,665,810
At March 31, 2019	1,638,323

*Accumulated numbers

Note 6 – Equity and Convertible Bond Offerings

Convertible Senior Note Offering
On September 16, 2014 we completed a private placement of $150 million aggregate principal amount of convertible senior notes due 2019 (the “2019 Notes”). DHT will pay interest at a fixed rate of 4.5% per annum, payable semiannually in arrears. Net proceeds to DHT were approximately $145.9 million after the payment of placement agent fees. The value of the conversion right has been estimated to $21.8 million; hence $21.8 million of the aggregate principal amount of $150.0 million was classified as equity. The Notes will be convertible into common stock of DHT at any time after placement until one business day prior to their maturity. The initial conversion price was $8.125 per share of common stock (equivalent to 18,461,538 shares of common stock), and is subject to customary anti-dilution adjustments. As a result of the cumulative effect of previously announced cash dividends, the conversion price was adjusted to $6.1285 effective February 15, 2019. Based on the adjusted conversion price and after adjusting for the repurchase of $44.2 million of the convertible senior notes in the open market at an average price of 94.5% of par, and the private exchange August 2018, the total number of shares to be issued would be 5,361,834.

In August 2018 we completed a privately negotiated exchange agreement with certain holders of the outstanding 4.5% Convertible Senior Notes due 2019 to exchange approximately $73.0 million aggregate principal amount of the existing notes for approximately $80.3 million aggregate principal amount of the Company’s new 4.5% Convertible Senior Notes due 2021. In addition, a private placement was completed of approximately $44.7 million aggregate principal amount of the Company’s new 4.5% Convertible Senior Notes due 2021 for gross proceeds of approximately $41.6 million. Net proceeds to DHT were approximately $38.9 million after the payment of placement agent fees.

Following closing of the private exchange and the private placement, there are $125 million aggregate principal amount of convertible senior notes due 2021 (the “2021 Notes”) and approximately $32.9 million aggregate principal amount of the 2019 Notes outstanding. The 2021 Notes will bear interest at a rate of 4.5% per annum on the principal amount accruing from August 21, 2018. Interest will be payable semiannually in arrears on February 15 and August 15 each year, beginning on February 2019. Interest is computed on the basis of 360-day year comprised of twelve 30-days months. The initial conversion price was $6.2599 per share of common stock (equivalent to 19,968,370 shares of common stock) and is subject to customary anti-dilution adjustments. As a result of the cumulative effect of previously announced cash dividends, the conversion price was adjusted to 6.1285 effective February 15, 2019. Based on the adjusted conversion price the total number of shares to be issued would be 20,396,508. The 2021 Notes will mature on August 15, 2021, unless earlier converted, redeemed or repurchased in accordance with their terms.

Note 7 – Stockholders equity and dividend payment

	Common stock	Preferred stock
Issued at March 31, 2019	142,000,000	-
Shares to be issued assuming conversion of
convertible notes due 2019*	6,587,872
Shares to be issued assuming conversion of
convertible notes due 2021*	30,019,262
Numbers of shares authorized for issue
at March 31, 2019	250,000,000	1,000,000
Par value	$ 0.01	$ 0.01
  *assuming the maximum Fundamental Change conversion rate.

Common stock:
Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders.

Preferred stock:
In the first quarter 2017, the board established two series of preferred stock: Series C Preferred Stock and Series D Preferred Stock, the terms of which are detailed in Current Reports on Form 6-K dated January 30, 2017 and March 24, 2017, respectively.  As of March 31, 2019, no shares of Series C Preferred Stock or Series D Preferred Stock were outstanding.   Terms and rights of any other preferred shares will be established by the board when or if such shares would be issued.

Stock repurchase
In March 2019, the Company purchased 725,298 of its own shares in the open market for an aggregate consideration of $3.2 million, at an average price of $4.47 per share. As per March 31, 2019 a total of 1,953,738 shares repurchased in the fourth quarter of 2018 and first quarter of 2019 have been retired.

Dividend payment

Dividend payment as of March 31, 2019:

Payment date	Total Payment	Per common share
February 26, 2019	$7.1 million	$0.05
Total payment as per March 31, 2019	$7.1 million	$0.05

Dividend payment as of December 31, 2018:

Payment date	Total Payment	Per common share
November 23, 2018	$2.9 million	$0.02
August 31, 2018	$2.9 million	$0.02
May 30, 2018	$2.9 million	$0.02
February 28, 2018	$2.9 million	$0.02
Total payment as per December 31, 2018	$11.5 million	$0.08

Note 8 – Accounts receivable and accrued revenues
Accounts receivable and accrued revenues totaling $66.3 million as of March 31, 2019 consists mainly of accounts receivable with no material amounts overdue.

Note 9 - Financial risk management, objectives and policies
Note 9 in the 2018 annual report on Form 20-F provides for details of financial risk management objectives and policies.

The Company’s principal financial liability consists of long-term debt with the main purpose being to partly finance the Company’s assets and operations. The Company’s financial assets mainly comprise cash. The Company is exposed to market risk, credit risk and liquidity risk. The Company’s senior management oversees the management of these risks.

Note 10 – Subsequent events
On May 8, 2019 the Board approved a dividend of $0.08 per common share related to the first quarter 2019 to be paid on May 28, 2019 for shareholders of record as of May 21, 2019.